VERIFY SMART CORP.

57 Montague Street

Brooklyn, NY11201

United States Securities and Exchange Commission

          February 6, 2013

Washington, DC 20549

Attention: Mr. Blaise Rhodes, Staff Accountant

VIA Fax (703) 813-6963

Dear Sirs;

Re: Verify Smart Corp.

Item 4.01 Form 8-K and Amendment No. 1

Filed December 21, 2012 and January 17, 2013

File No. 333-136492

Attached is a draft amendment No. 2 on Form 8-K (“Amendment No. 2”) for Verify Smart Corp., regarding the original Form 8-K, filed on December 21, 2012 (“Original Filing”) and the subsequently amended Form 8-K/A filed on January 17, 2013 (“Amendment No. 1”)

We acknowledge the following:

. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

. SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Lukkarinen at (604) 908-1354 if you have any comments.

Sincerely,

Tony Cinotti,

Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer

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